EXHIBIT 21.1

LIST OF SUBSIDIARIES
OF
ASSOCIATED ESTATES REALTY CORPORATION

Subsidiary	State of Incorporation	State of Formation
AERC Arbor, Inc.	Delaware	
AERC Arrowhead Station, Inc.	Delaware	
AERC Barrington, Inc.	Delaware	
AERC Bay Club, Inc.	Delaware	
AERC Bedford Commons, Inc.	Delaware	
AERC Bennell, Inc.	Delaware	
AERC Bradford, Inc.	Delaware	
AERC Broker of Texas, Inc.	Texas	
AERC Brook, Inc.	Delaware	
AERC Campbell, Inc.	Delaware	
AERC Central Park, Inc.	Delaware	
AERC Christopher Wren, Inc.	Delaware	
AERC Clinton, Inc.	Delaware	
AERC Colony Bay, Inc.	Delaware	
AERC Country Club, Inc.	Delaware	
AERC Country I, Inc.	Delaware	
AERC Cranberry Trust	Maryland	
AERC Cypress Shores, Inc.	Delaware	
AERC Falls Atlanta, Inc.	Delaware	
AERC Fleet Corporation, Inc.	Delaware	
AERC of Florida, Inc.	Ohio	
AERC Florida Management Company, Inc.	Ohio	
AERC Georgetown, Inc.	Delaware	
AERC of Georgia, Inc.	Ohio	
AERC Hampton Funding, Inc.	Delaware	
AERC Hampton Point, Inc.	Delaware	
AERC Hawthorne Hills, Inc.	Delaware	
AERC Heathermoor, Inc.	Delaware	
AERC KTC Properties, Inc.	Delaware	
AERC Kensington Grove, Inc.	Delaware	
AERC Lake Forest, Inc.	Delaware	
AERC Landings, Inc.	Delaware	
AERC of Maryland, Inc.	Delaware	
AERC Maryland Funding, Inc.	Delaware	
AERC Morgan Place, Inc.	Delaware	
AERC Oak Bend, Inc.	Delaware	
AERC Oaks, Inc.	Delaware	
AERC Pendleton, Inc.	Delaware	
AERC Pennsylvania Manager Trust, Inc.	Maryland	
AERC Perimeter Lakes, Inc.	Delaware	
AERC Reflections, Inc.	Delaware	
AERC Reflections Funding, Inc.	Delaware	
AERC Remington Place, Inc.	Delaware	
AERC Saw Mill Village, Inc.	Delaware	
AERC Shiloh Member, Inc.	Delaware	
AERC Spring, Inc.	Delaware	
AERC Sterling Park, Inc.	Delaware	

Subsidiary	State of Incorporation	State of Formation
AERC Summer, Inc.	Delaware	
AERC of Texas, Inc.	Ohio	
AERC Turnberry, Inc.	Delaware	
AERC Vantage Villa, Inc.	Delaware	
AERC of Virginia, Inc.	Ohio	
AERC Washington Plaza, Inc.	Ohio	
AERC-Watergate, Inc.	Ohio	
AERC Waterstone, Inc.	Delaware	
AERC Westchester, Inc.	Delaware	
AERC Western Reserve, Inc.	Delaware	
AERC White River, Inc.	Delaware	
AERC Williamsburg, Inc.	Delaware	
AERC Windsor Pines, Inc.	Delaware	
AFMC, Inc.	FL	
Aspen Lakes - - AERC, Inc.	Michigan	
Associated Estates Management Company	Ohio	
Associated Estates Realty Corporation of Pennsylvania, Inc.	Ohio	
Construction Distributors, Inc.	Ohio	
Ellet Apartments, Inc.	Ohio	
Estates Mortgage Company	Ohio	
Gables Indiana, Inc.	Ohio	
Gates Mills Club Housing, Inc.	Ohio	
Hillwood I Apartments, Inc.	Ohio	
Merit Enterprises, Inc.	Ohio	
MIG II Realty Advisors, Inc.	Ohio	
The Oaks at the Woods Company, Inc.	Ohio	
PatCon, Inc.	Ohio	
Puritas Place Apartments, Inc.	Ohio	
Rainbow Terrace Apartments, Inc.	Ohio	
Riverview Towers Apartments, Inc.	Ohio	
Shaker Park Gardens II, Inc.	Ohio	
State Road Apartments, Inc.	Ohio	
Statesman II Apartments, Inc.	Ohio	
Sutliff Apartments, Inc.	Ohio	
Tallmadge Acres Apartments, Inc.	Ohio	
Triangle Community Urban Redevelopment Corporation	Ohio	
Twinsburg Apartments, Inc.	Ohio	
Village Tower Apartments, Inc.	Ohio	
West High Apartments, Inc.	Ohio	
SUBSIDIARY LIMITED LIABILITY COMPANIES		
AERC Arbor Landings, LLC		Delaware
AERC Avon LLC		Delaware
AERC Central Park Place, LLC		Delaware
AERC Clinton Place, LLC		Delaware
AERC of Colorado, LLC		Colorado
AERC Country Place, LLC		Delaware
AERC Courtney Chase, LLC		Delaware
AERC DPF Georgia Ventures, LLC		Delaware
AERC DPF Phase I, LLC		Delaware
AERC PDF Phase II, LLC		Delaware
AERC Georgetown Park, LLC		Delaware

Subsidiary	State of Incorporation	State of Formation
AERC of Indiana, LLC		Indiana
AERC Landings at Preserve, LLC		Delaware
AERC of Michigan, LLC		Ohio
AERC of NC, LLC		Delaware
AERC Oaks Hampton, LLC		Delaware
AERC Spring Brook, LLC		Delaware
AERC Spring Valley, LLC		Delaware
AERC Steeplechase, LLC		Delaware
AERC Summer Ridge, LLC		Delaware
AERC Waterstone, LLC		Delaware
AERC White River, LLC		Delaware
Buckhead AERC, LLC		Delaware
Sandler at Alta Lago, LLC		Virginia
Spring Valley Apartments, LLC		Michigan

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